Angela Collette

Attorney and Counselor at Law

Licensed in Kentucky, Michigan and New York

28329 Utica Road, Roseville, Michigan 48066

(321) 507-7836

      June 25, 2013

Jennifer Lopez

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549-5546

 Re: Kopjaggers, Inc.

Registration Statement on Form S-1

Filed April 17, 2013

File No. 333-187952

Dear Mrs. Lopez:

On behalf of Kopjaggers, Inc., please accept the Company’s responses to your comments, as provided below.

General

1. With your next amendment, please include as Exhibit 99.1 to the amendment the confidential draft registration statement you submitted on February 28, 2013, including all exhibits thereto. For more information, please see the “Information About the Jumpstart Our Business Startups Act” section of the Corporation Finance website.

RESPONSE TO COMMENT 1: The Company has included the confidential draft registration statement it filed on February 28, 2013, including all exhibits thereto, as Exhibit 99.1 to our amendment.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that as of December 31, 2012 your assets consisted solely of cash in the amount of $2,150 and that your operations appear to be limited to the establishment of your website, which, as you note in your filing, is in preliminary form and provides only “basic corporate information.” If you determine that you are a shell company, please revise your filing accordingly, including, but not limited to, disclosing on the prospectus cover page that you are a shell company.

RESPONSE TO COMMENT 2: The Company has added a risk factor regarding the unavailability of Rule 144 and made the disclosure on the cover page.

Prospectus Cover Page

3. Please delete the following sentence: “The selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices.” In this regard, we note that the selling shareholders are offering the shares at a fixed price of $0.10 per share. In addition, if you determine you are a shell company, please revise your filing to indicate that the selling security holders will sell their shares at the fixed price of $0.10 for the duration of the offering.

RESPONSE TO COMMENT 3: We have deleted the sentence: “The selling stockholders may sell the shares of common stock covered by this prospectus in a number of different ways and at varying prices.”  We have further revised our filing to indicate that the selling security holders will sell their shares at the fixed price of $0.10 for the duration of the offering.

4. Please disclose on the prospectus cover page that the selling security holders are underwriters, as you acknowledge on page 21 of the prospectus.

RESPONSE TO COMMENT 4:  We will offer the shares ourselves and do not plan to use underwriters or pay any commissions. The shares will be offered and sold by our officer.  There is no trading market for our common stock.  Page 21 has, therefore, been revised to indicate that we do not plan to use underwriters and that all shares will be offered and sold by our officer.

5. We note discrepancies in your filing regarding the number of shares offered pursuant to your registration statement. For example, the number of shares in the fee table is different from the number of shares on page 18. Please revise your filing as necessary to ensure consistency.

RESPONSE TO COMMENT 5: We have amended the registration statement, in all places, to reflect that 25,500 shares are offered for registration.

6. We note that you filed a registration statement on Form S-1 on April 10, 2012 (Reg. No. 333-180637). Please withdraw this registration statement if you are no longer pursuing the transaction to which it relates. Please refer to Rule 477 of the Securities Act of 1933, as amended.

RESPONSE TO COMMENT 6: We have withdrawn the registration statement on Form S-1 filed on April 10, 2012.

Table of Contents

7. Please revise your table of contents. In this regard, we note the following:

· Please remove the “Experts and Named Counsel” section under Part II of your table of contents.

· Item 16 is included on page II-1, which is not listed in your table of contents.

· The “Financial Statements” section appears to be out of order in your table of contents.

Please see Item 502(a) of Regulation S-K.

RESPONSE TO COMMENT 7: We have removed the “Experts and Named Counsel” section under Part II of the table of contents.

We have added Item 16, which is on page II-1 to the table of contents.

We have revised the table of contents to include an accurate reference to the “Financial Statements” section.

Risk Factors, page 9

8. Please include a risk factor to address the risks associated with any failure on your part to comply with your reporting obligations under the Securities Exchange Act of 1934, as amended. In this regard, we note your previous failure to timely file reports. In your risk factor, please refer to these reports.

RESPONSE TO COMMENT 8: We have added a risk factor, “We have previously failed to comply with reporting obligations under the Securities Exchange Act of 1934.  If we fail to comply or are deemed to have failed to comply, with our ongoing reporting obligations, our business may suffer.

9. Please include a risk factor to address any deficiencies in your internal controls. In this regard, we note that your annual report on Form 10-K for the fiscal year ended December 31, 2012 discloses that your internal control over financial reporting as of December 31, 2012 was not effective. We also note language in Item 9A of the aforementioned annual report that appears to attempt to mitigate the conclusion that your internal control over financial reporting was not effective. In future filings, to the extent you provide a conclusion that your internal control over financial report is not effective, please do not include mitigating language.

RESPONSE TO COMMENT 9:  We Have added the following risk factor: “If we experience material weaknesses or otherwise fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us and, as a result, the value of our common stock.”

We will not include mitigating language in future filings.

Description of Securities, page 23

10. We note your disclosure indicating that you are authorized to issue 10,000,000 shares of common stock, however you indicate that 525,500,000 shares are issued and outstanding. Please clarify this apparent inconsistency.

RESPONSE TO COMMENT 10: We have amended our filing to reflect the accurate amounts of 10,000,000 authorized shares and 525,500 issued and outstanding shares.

Item 10. Interest of Named Experts and Counsel, page 23

11. Please name Peter Messineo as an expert in your registration statement. Please refer to Item 509 of Regulation S-K.

RESPONSE TO COMMENT 11: We have named Peter Messineo as an expert in our registration statement.

Management’s Discussion & Analysis, page 29

12. Please add a discussion of your results of operations. Please refer so Item 303(a)(3) of Regulation S-K.

RESPONSE TO COMMENT 12: We have added a discussion of our results of operation.

Incorporation of Certain Information by Reference, page 36

13. Please include the complete date of the January 2013 current report on Form 8-K that you incorporate by reference in your registration statement. You have provided only the month and year; please provide the day. Also, please revise your disclosures to include the language required by the Note to Item 12(a) in the Instructions of Form S-1. Finally, please tell us why you believe you are eligible to incorporate by reference. In this regard, we note your very limited operations and cash-only assets, which as noted above together suggest that you may be a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended.

RESPONSE TO COMMENT 13: We have deleted the sentence, “The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.”

We have also added language to indicate that we are a shell company.

Item 15. Recent Sales of Unregistered Securities, page II-1

14. We note your disclosure regarding the 500,000 commons shares that were issued to Kopjaggers Consulting, LLC. Please provide the information required by Item 701 of Regulation S-K.

REPONSE TO COMMENT 14: We have amended Item 15 in the registration statement to comply with Item 701 of Regulation S-K, to-wit, we have disclosed that we issued 500,00 common shares of stock to Kopjaggers, LLC as payment in full for its consulting services and for its payment of all fees, costs and expenses.

Signatures

15. In addition to the signature on behalf of the Registrant, please separately provide the signature of the principal executive officer, principal financial officer, and principal accounting officer. Please refer to Instruction 1 of the “Signatures” section of Form S-1.

16. Please include each of Mr. Castillo Eggermont’s titles below his signature. See Instruction 2 to the “Signatures” section of Form S-1.

RESPONSE TO COMMENTS 15 AND 16: We have amended to provide for the signature of the principle executive officer, the principal financial officer and the principal accounting officer, all of whom are our President, John Castillo Eggermont.

ALL CHANGES HAVE BEEN HIGHLIGHTED FOR YOU.

Thank you for your assistance with this filing. I may be reached at any time at (321) 507-7836.

Sincerely,

//Angela Collette

Angela Collette